Exhibit 99.1

Magna International Inc.

Second Quarter Report

2010

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2010 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2009 included in our 2009 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and six months ended June 30, 2010 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at August 5, 2010.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2010, we had 242 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

HIGHLIGHTS

In the second quarter of 2010, light vehicle production in North America and Western Europe improved relative to the second quarter of 2009, representing the third consecutive quarter of such year over year increases in both of our principal markets. In North America, light vehicle production increased 75% in the second quarter of 2010, as compared to the second quarter of 2009 when both General Motors and Chrysler were operating under bankruptcy protection. A sustained level of higher North American auto sales in 2010, as compared to the first half of 2009, as well as dealer inventory levels that remain below long-term historical averages have contributed to improved North American light vehicle production.

In Western Europe, light vehicle production increased 13% over the second quarter of 2009. While we have been concerned about the potential negative impacts of vehicle sales “pulled forward” as a result of vehicle “scrappage” programs in place in Europe during 2009 and early 2010, as well as recent macroeconomic factors impacting certain European countries, vehicle sales in a number of European markets remained relatively strong in the second quarter of 2010, as have imports of European-built vehicles into North America.

Our second quarter 2010 total sales increased 63% over the second quarter of 2009, with North American, European, and Rest of World production sales, as well as complete vehicle assembly sales and tooling, engineering and other sales all posting increases over the second quarter of 2009. Operating income increased $610 million to $373 million, compared to a loss of $237 million in the second quarter of 2009.

Our strong second quarter results reflect, among other things:

•                  the improved level of light vehicle production in North America and Western Europe;

•                  the benefit of our efforts over the past few years to restructure, right-size and otherwise reduce costs across the organization;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production; and

•                  the benefit of our efforts to improve underperforming operations around the world.

Magna International Inc. Second Quarter Report 2010	1

Given the continued profitability and better expectations for vehicle production in our key markets, our Board of Directors increased our dividend to $0.30 per Class A Subordinate Voting or Class B Share in respect of the second quarter of 2010.

We previously announced on May 6, 2010, that we had entered into a transaction agreement with the Stronach Trust pursuant to which holders of our Class A Subordinate Voting and Class B Shares were to be given the opportunity to decide whether to eliminate the dual class share capital structure. The required majorities of holders of our Class A Subordinate Voting and Class B Shares approved the proposed transaction at a special meeting of Magna’s shareholders held on July 23, 2010.

FINANCIAL RESULTS SUMMARY

During the second quarter of 2010, we posted sales of $6.1 billion, an increase of 63% from the second quarter of 2009. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales. Comparing the second quarter of 2010 to the second quarter of 2009:

•                  North American vehicle production increased by 75% and average dollar content per vehicle increased 27%;

•                  European vehicle production increased 13% and average dollar content per vehicle increased 8%;

•                 complete vehicle assembly sales increased 39% to $590 million from $423 million, as complete vehicle assembly volumes increased 59%;

•                  Rest of World production sales increased 69% to $261 million from $154 million; and

•                  tooling, engineering and other sales increased 22% to $411 million from $336 million.

During the second quarter of 2010, we generated operating income of $373 million compared to an operating loss of $237 million for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the “Unusual Items” section, the $579 million increase in operating income was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, operating income was positively impacted by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the second quarter of 2009;

•                  favourable settlement of certain commercial items;

•                  productivity and efficiency improvements at certain facilities;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production;

•                  incremental margin earned related to the acquisition of Cadence Innovation s.r.o, (“Cadence”);

•                  the positive impact of foreign exchange;

•                  recovery of receivables previously provided for; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                  higher incentive compensation;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  higher warranty costs;

•                  higher development and launch costs in our vehicle electrification business; and

•                  net customer price concessions subsequent to the second quarter of 2009.

During the second quarter of 2010, net income was $293 million compared to a net loss of $205 million for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the “Unusual Items” section, net income for 2010 increased $458 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.

During the second quarter of 2010, our diluted earnings per share were $2.59 compared to diluted loss per share of $1.83 for the second quarter of 2009. Excluding the unusual items recorded in the second quarters of 2010 and 2009, as discussed in the “Unusual Items” section, diluted earnings per share for 2010 increased $4.07. The increase in diluted earnings per share is as a result of the increase in net income, excluding unusual items, partially offset by an increase in the weighted average number of diluted shares outstanding during the second quarter of 2010. The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the second quarter of 2009.

2	Magna International Inc. Second Quarter Report 2010

UNUSUAL ITEMS

During the three months and six months ended June 30, 2010 and 2009, we recorded certain unusual items as follows:

	2010			2009
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Second Quarter
Impairment charges (1)	$—	$—	$—	$(75)	$(75)	$(0.67)
Restructuring charges (1)	(24)	(21)	(0.19)	(6)	(6)	(0.05)
Curtailment gain (2)	—	—	—	26	20	0.18
Total second quarter unusual items	(24)	(21)	(0.19)	(55)	(61)	(0.54)

First Quarter
Sale of facility (3)	14	14	0.12	—	—	—
Total first quarter unusual items	14	14	0.12	—	—	—

Total year to date unusual items	$(10)	$(7)	$(0.07)	$(55)	$(61)	$(0.54)

(1)         Restructuring and Impairment Charges

[a]   For the six months ended June 30, 2010

During the second quarter of 2010, we recorded restructuring and rationalization costs of $21 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

[b]   For the six months ended June 30, 2009

During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009.

During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility.

(2)     Curtailment gain

During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

(3)     Sale of Facility

During the first quarter of 2010, we sold an electronics systems facility in China and realized a $14 million gain.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009, and remain substantially unchanged in respect of the second quarter ended June 30, 2010.

Magna International Inc. Second Quarter Report 2010	3

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months				For the six months
	ended June 30,				ended June 30,
	2010	2009	Change		2010	2009	Change

1 Canadian dollar equals U.S. dollars	0.973	0.863	+	13%	0.967	0.832	+	16%
1 euro equals U.S. dollars	1.274	1.369	-	7%	1.329	1.335	-	1%
1 British pound equals U.S. dollars	1.493	1.554	-	4%	1.527	1.494	+	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2010 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2010

Sales

	For the three months ended June 30,
	2010	2009	Change

Vehicle Production Volumes (millions of units)
North America	3.099	1.768	+	75%
Europe	3.489	3.075	+	13%

Average Dollar Content Per Vehicle
North America	$975	$768	+	27%
Europe	$506	$467	+	8%

Sales
External Production
North America	$3,022	$1,357	+	123%
Europe	1,766	1,435	+	23%
Rest of World	261	154	+	69%
Complete Vehicle Assembly	590	423	+	39%
Tooling, Engineering and Other	411	336	+	22%
Total Sales	$6,050	$3,705	+	63%

4	Magna International Inc. Second Quarter Report 2010

External Production Sales - North America

External production sales in North America increased 123% or $1.66 billion to $3.02 billion for the second quarter of 2010 compared to $1.36 billion for the second quarter of 2009. This increase in production sales reflects a 75% increase in North American vehicle production volumes combined with a 27% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 27% or $207 to $975 for the second quarter of 2010 compared to $768 for the second quarter of 2009, primarily as a result of:

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  GM full-sized pickups and SUVs;

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  Jeep Wrangler;

•                  Chrysler 300 and 300C and Dodge Charger;

•                  Chevrolet Cobalt;

•                  Dodge Journey;

•                  Dodge Avenger and Chrysler Sebring;

•                  Jeep Liberty and Dodge Nitro;

•                  Dodge Ram; and

•                  Jeep Patriot and Compass;

•                  the launch of new programs during or subsequent to the second quarter of 2009, including the:

•                  Chevrolet Equinox and GMC Terrain;

•                  Cadillac SRX; and

•                  Ford Fiesta;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  the acquisition of several facilities from Meridian Automotive Systems Inc. (“Meridian”) in the second quarter of 2009.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Ford Fusion, Mercury Milan and Lincoln MKZ;

•                  Ford Edge and Lincoln MKX;

•                  Ford Escape, Mercury Mariner and Mazda Tribute; and

•                  Chevrolet Impala;

•                  programs that ended production during or subsequent to the second quarter of 2009, including the:

•                  Saturn Vue, Sky and Aura; and

•                  Pontiac Solstice, G5 and G6; and

•                  net customer price concessions subsequent to the second quarter of 2009.

External Production Sales - Europe

External production sales in Europe increased 23% or $331 million to $1.77 billion for the second quarter of 2010 compared to $1.44 billion for the second quarter of 2009. This increase in production sales reflects a 13% increase in European vehicle production volumes combined with an 8% increase in our European average dollar content per vehicle.

Our average dollar content per vehicle grew by 8% or $39 to $506 for the second quarter of 2010 compared to $467 for the second quarter of 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2009, including the:

•                  Porsche Panamera;

•                  Peugeot RCZ;

•                  Mercedes-Benz SLS;

•                  Skoda Yeti;

•                  Opel Astra; and

•                  Porsche Cayenne and Volkswagen Touareg;

•                  acquisitions completed during or subsequent to the second quarter of 2009, including Cadence; and

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Mercedes-Benz C-Class;

•                  Volkswagen Transporter;

•                  BMW X1; and

•                  Honda Civic.

Magna International Inc. Second Quarter Report 2010	5

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  smart fortwo;

•                  Volkswagen Caddy;

•                  MINI Cabrio;

•                  BMW X3; and

•                  programs that ended production during or subsequent to the second quarter of 2009; and

•                  net customer price concessions subsequent to the second quarter of 2009.

External Production Sales – Rest of World

External production sales in Rest of World increased 69% or $107 million to $261 million for the second quarter of 2010 compared to $154 million for the second quarter of 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China, Korea, Brazil and South Africa;

•                  an acquisition completed in the first quarter of 2010 in Japan;

•                  the launch of new programs during or subsequent to the second quarter of 2009 in China and Japan; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	For the three months ended June 30,
	2010	2009	Change

Complete Vehicle Assembly Sales	$590	$423	+	39%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Peugeot RCZ, Mercedes-Benz G-Class,
Aston Martin Rapide and Saab 9[3] Convertible	20,826	13,268
Value-Added:
Chrysler 300, Jeep Grand Cherokee and Jeep Commander	1,555	783
	22,381	14,051	+	59%

Complete vehicle assembly sales increased 39% or $167 million to $590 million for the second quarter of 2010 compared to $423 million for the second quarter of 2009, while assembly volumes increased 59% or 8,330 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to the second quarter of 2009, including the Peugeot RCZ and the Aston Martin Rapide; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and BMW X3.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar; and

•                  the end of production of the Saab 93 Convertible in the fourth quarter of 2009.

In addition, the Chrysler 300 and Jeep Grand Cherokee ended production in Europe during the second quarter of 2010.

6	Magna International Inc. Second Quarter Report 2010

Tooling, Engineering and Other

Tooling, engineering and other sales increased 22% or $75 million to $411 million for the second quarter of 2010 compared to $336 million for the second quarter of 2009.

In the second quarter of 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fiesta;

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Mercedes-Benz M-Class;

•                  Jeep Grand Cherokee;

•                  Chery A6;

•                  Saab 9-5; and

•                  Chevrolet Silverado and GMC Sierra.

In the second quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman, Countryman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Buick LaCrosse;

•                  Audi Q3;

•                  Porsche 911;

•                  Opel/Vauxhall Astra;

•                  Dodge Journey;

•                  BMW X3;

•                  Volkswagen Golf;

•                  Porsche Cayenne and Volkswagen Touareg; and

•                  Chevrolet Equinox and GMC Terrain.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Gross Margin

Gross margin increased $561 million to $860 million for the second quarter of 2010 compared to $299 million for the second quarter of 2009 and gross margin as a percentage of total sales increased to 14.2% for the second quarter of 2010 compared to 8.1% for the second quarter of 2009. The unusual items discussed in the “Unusual Items” section negatively impacted gross margin as a percentage of total sales in the second quarter of 2010 by 0.4% and positively impacted gross margin as a percentage of total sales in the second quarter of 2009 by 0.6%. Excluding these unusual items, the 7.1% increase in gross margin as a percentage of total sales was substantially due to increased gross margin earned as a result of significantly higher vehicle production volumes. In addition, gross margin as a percentage of total sales was positively impacted by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives that were undertaken during or subsequent to the second quarter of 2009;

•                  favourable settlement of certain commercial items;

•                  productivity and efficiency improvements at certain facilities;

•                  lower restructuring and downsizing costs;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production; and

•                  acquisitions completed during or subsequent to the second quarter of 2009.

These factors were partially offset by:

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  increased commodity costs;

•                  higher warranty costs;

•                  higher development and launch costs in our vehicle electrification business; and

•                  net customer price concessions subsequent to the second quarter of 2009.

Magna International Inc. Second Quarter Report 2010	7

Depreciation and Amortization

Depreciation and amortization costs decreased 9% or $17 million to $164 million for the second quarter of 2010 compared to $181 million for the second quarter of 2009. The decrease in depreciation and amortization was primarily as a result of:

•                  the impairment of certain assets subsequent to the second quarter of 2009; and

•                  the sale or disposition of certain facilities subsequent to the second quarter of 2009.

These factors were partially offset by acquisitions completed during or subsequent to the second quarter of 2009.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 5.5% for the second quarter of 2010, compared to 7.4% for the second quarter of 2009. SG&A expense increased $58 million to $333 million for the second quarter of 2010 compared to $275 million for the second quarter of 2009. Excluding the $3 million unusual item recorded in the second quarter of 2010 (as discussed in the “Unusual Items” section), SG&A expense increased by $55 million, primarily as a result of:

•                  higher incentive compensation; and

•                  acquisitions completed during or subsequent to the second quarter of 2009.

These factors were partially offset by:

•                  lower restructuring and downsizing costs;

•                  recovery of receivables previously provided for; and

•                  the closure or disposition of certain facilities during or subsequent to the second quarter of 2009.

Impairment Charges

Impairment charges were $75 million for the second quarter of 2009 as discussed in the “Unusual Items” section.

Earnings (loss) before Interest and Taxes (“EBIT”)(1)

	For the three months ended June 30,
	External Sales			EBIT
	2010	2009	Change	2010	2009	Change

North America	$3,208	$1,502	$1,706	$261	$(199)	$460
Europe	2,559	2,021	538	75	(40)	115
Rest of World	278	175	103	28	8	20
Corporate and Other	5	7	(2)	9	(3)	12
Total	$6,050	$3,705	$2,345	$373	$(234)	$607

Included in EBIT for the second quarters of 2010 and 2009 were the following unusual items, which have been discussed in the “Unusual Items” section.

	For the three months
	ended June 30,
	2010	2009

North America
Impairment charges	$—	$(75)
Restructuring charges	(24)	(6)
Curtailment gain	—	26
	$(24)	$(55)

(1)       EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest (income) expense.

8	Magna International Inc. Second Quarter Report 2010

North America

EBIT in North America increased $460 million to $261 million for the second quarter of 2010 compared to a loss of $199 million for the second quarter of 2009. Excluding the North American unusual items discussed in the “Unusual Items” section, the $429 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the second quarter of 2009;

•                  productivity and efficiency improvements at certain facilities; and

•                  lower restructuring and downsizing costs.

These factors were partially offset by:

•                  higher affiliation fees paid to corporate;

•                  higher incentive compensation;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher development and launch costs in our vehicle electrification business; and

•                  net customer price concessions subsequent to the second quarter of 2009.

Europe

EBIT in Europe increased $115 million to $75 million for the second quarter of 2010 compared to a loss of $40 million for the second quarter of 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  favourable settlement of certain commercial items;

•                  incremental margin earned related to the acquisition of Cadence;

•                  recovery of receivables previously provided for;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production; and

•                  the closure of certain underperforming divisions subsequent to the second quarter of 2009.

These factors were partially offset by:

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  operational inefficiencies and other costs at certain facilities;

•                  increased commodity costs;

•                  higher net warranty costs;

•                  higher development and launch costs in our vehicle electrification business;

•                  higher affiliation fees paid to corporate; and

•                  net customer price concessions subsequent to the second quarter of 2009.

Rest of World

Rest of World EBIT increased $20 million to $28 million for the second quarter of 2010 compared to $8 million for the second quarter of 2009, primarily as a result of:

•                  additional margin earned on increased production sales; and

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2009.

These factors were partially offset by higher launch costs incurred, primarily in Japan.

Corporate and Other

Corporate and Other EBIT increased $12 million to $9 million for the second quarter of 2010 compared to a loss of $3 million for the second quarter of 2009, primarily as a result of:

•                  an increase in affiliation fees earned from our divisions;

•                  the positive impact of foreign exchange; and

•                  an increase in equity income earned.

These factors were partially offset by:

•                  increased incentive compensation; and

•                  increased stock-based compensation.

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Interest Expense (Income), net

During the second quarter of 2010, we did not record any net interest, compared to $3 million of net interest expense for the second quarter of 2009. The $3 million decrease in net interest is as a result of a reduction in interest expense due to the repayment of our 7.08% Subordinated Debentures and our 6.5% Convertible Subordinated Debentures subsequent to the second quarter of 2009.

Operating Income (Loss)

Operating income increased $610 million to $373 million for the second quarter of 2010 compared to a loss of $237 million for the second quarter of 2009. Excluding the unusual items discussed in the “Unusual Items” section, operating income for the second quarter of 2010 increased $579 million. The increase in operating income is the result of the increase in EBIT and the decrease in net interest expense, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 22.0% for the second quarter of 2010 compared to 13.6% for the second quarter of 2009. In the second quarters of 2010 and 2009, income tax rates were impacted by the unusual items discussed in the “Unusual Items” section. Excluding unusual items, our effective income tax rate increased to 21.4% for the second quarter of 2010. Our expected statutory income tax rate for the second quarter of 2010 reflected more traditional rates as a result of our return to profitability in most jurisdictions. In addition, the effective income tax rate for the second quarter of 2010 was favourably impacted by the utilization of losses previously not benefited.

Net Income (Loss)

Net income increased $498 million to $293 million for the second quarter of 2010 compared to a net loss of $205 million for the second quarter of 2009. Excluding the unusual items discussed in the “Unusual Items” section, net income increased $458 million. The increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings (Loss) per Share

	For the three months
	ended June 30,
	2010	2009	Change

Earnings (loss) per Class A Subordinate Voting or Class B Share
Basic	$2.62	$(1.83)	$4.45
Diluted	$2.59	$(1.83)	$4.42

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	112.2	111.7	—
Diluted	113.4	111.7	+ 1%

Diluted earnings per share increased $4.42 to $2.59 for the second quarter of 2010 compared to a loss of $1.83 for the second quarter of 2009. Excluding the unusual items, discussed in the “Unusual Items” section, diluted earnings per share increased $4.07 from the second quarter of 2009 as a result of the increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the second quarter of 2009.

10	Magna International Inc. Second Quarter Report 2010

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2010	2009	Change

Net income (loss)	$293	$(205)
Items not involving current cash flows	170	292
	463	87	$376
Changes in non-cash operating assets and liabilities	74	(55)
Cash provided from operating activities	$537	$32	$505

Cash flow from operations before changes in non-cash operating assets and liabilities increased $376 million to $463 million for the second quarter of 2010 compared to $87 million for the second quarter of 2009. The increase in cash flow from operations was due to a $498 million increase in net income, as discussed above, partially offset by a $122 million decrease in items not involving current cash flows. The decrease in items not involving current cash flows was primarily as a result of the $75 million goodwill impairment charge in the second quarter of 2009 and a $17 million decrease in depreciation and amortization, offset in part by the $26 million curtailment gain in the second quarter of 2009. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2010	2009

Depreciation and amortization	$164	$181
Long-lived asset impairments	—	75
Amortization of other assets included in cost of goods sold	14	23
Other non-cash charges	(1)	20
Amortization of employee wage buydown	4	6
Equity income	(10)	2
Future income taxes and non-cash portion of current taxes	(1)	11
Curtailment gain	—	(26)
Items not involving current cash flows	$170	$292

Cash provided from non-cash operating assets and liabilities amounted to $74 million for the second quarter of 2010 compared to cash invested of $55 million for the second quarter of 2009. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2010	2009

Accounts receivable	$(279)	$192
Inventories	(64)	(25)
Income taxes payable (receivable)	49	(24)
Prepaid expenses and other	—	3
Accounts payable	287	(97)
Accrued salaries and wages	30	(96)
Other accrued liabilities	51	(3)
Deferred revenue	—	(5)
Changes in non-cash operating assets and liabilities	$74	$(55)

The increase in accounts receivable, inventories, accounts payable, accrued salaries and wages and other accrued liabilities in the second quarter of 2010 was primarily due to the increase in production activities compared to the first quarter of 2010.  The increase in income taxes payable was primarily due to a higher tax provision resulting from increased earnings in excess of required instalment payments.

Magna International Inc. Second Quarter Report 2010	11

Capital and Investment Spending

	For the three months
	ended June 30,
	2010	2009	Change

Fixed asset additions	$(164)	$(150)
Investments and other assets	(23)	(84)
Fixed assets, investments and other assets additions	(187)	(234)
Purchase of subsidiaries	—	(39)
Proceeds from disposition	28	7
Cash used for investing activities	$(159)	$(266)	$107

Fixed and other assets additions

In the second quarter of 2010, we invested $164 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2010 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2010.

In the second quarter of 2010, we invested $23 million in other assets related primarily to fully reimbursable planning and engineering costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the second quarter of 2010.

Purchase of subsidiaries

During the second quarter of 2009, we invested $39 million to purchase subsidiaries, including:

•                  Cadence, a manufacturer of exterior and interior systems primarily located in the Czech Republic; and

•                  several facilities in the United States and Mexico from Meridian, which supply interior and exterior composites.

Proceeds from disposition

Proceeds from disposition in the second quarter of 2010 and 2009 were $28 million and $7 million, respectively, which represent normal course fixed and other asset disposals.

Financing

	For the three months
	ended June 30,
	2010	2009	Change

Increase in bank indebtedness	$23	$159
Repayments of debt	(27)	(10)
Issues of debt	4	1
Issues of Class A Subordinate Voting Shares	2	—
Cash dividends paid	(20)	—
Cash provided from (used for) financing activities	$(18)	$150	$(168)

The increase in bank indebtedness during the second quarter of 2009 relates primarily to the draw down on our term and operating lines of credit in Europe that was required to fund current European operations.

During the second quarter of 2010, we repaid $27 million of debt assumed on the acquisition of Cadence.

After suspending payment of dividends during the second quarter of 2009, in May of 2010 our Board of Directors declared a dividend of $0.18 per Class A Subordinate Voting or Class B Share in respect of the first quarter of 2010.  These dividends, which aggregated to $20 million, were paid in the second quarter of 2010.

12	Magna International Inc. Second Quarter Report 2010

Financing Resources

	As at	As at
	June 30,	December 31,
	2010	2009	Change

Liabilities
Bank indebtedness	$67	$48
Long-term debt due within one year	11	16
Long-term debt	73	115
	151	179
Shareholders’ equity	7,615	7,360
Total capitalization	$7,766	$7,539	$227

Total capitalization increased by $0.2 billion to $7.8 billion at June 30, 2010 compared to $7.5 billion at December 31, 2009. The increase in capitalization was a result of a $255 million increase in shareholders’ equity partially offset by a $28 million decrease in liabilities.

The increase in shareholders’ equity was primarily as a result of net income earned during the first six months of 2010 partially offset by:

•                  a $282 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the euro, Canadian dollar and British pound, each against the U.S. dollar between December 31, 2009 and June 30, 2010; and

•                  dividends paid during the second quarter of 2010.

The decrease in liabilities is primarily as a result of a $27 million repayment of debt in the second quarter of 2010 assumed on the acquisition of Cadence.

Cash Resources

During the first six months of 2010, our cash resources increased by $0.4 billion to $1.7 billion primarily as a result of the cash provided from operating activities partially offset by cash used for investing activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.0 billion. The unused and available portion of our lines of credit decreased $0.1 billion to $1.8 billion during the first six months of 2010.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 5, 2010 were exercised:

Class A Subordinate Voting and Class B Shares	112,825,271
Stock options (i)	5,839,475
118,664,746

(i)          Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2010 that are outside the ordinary course of our business. Refer to our MD&A included in our 2009 Annual Report.

Magna International Inc. Second Quarter Report 2010	13

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2010

Sales

	For the six months
	ended June 30,
	2010	2009	Change

Vehicle Production Volumes (millions of units)
North America	5.978	3.496	+	71%
Europe	6.869	5.612	+	22%

Average Dollar Content Per Vehicle
North America	$964	$838	+	15%
Europe	$513	$461	+	11%

Sales
External Production
North America	$5,765	$2,928	+	97%
Europe	3,527	2,587	+	36%
Rest of World	490	262	+	87%
Complete Vehicle Assembly	1,036	824	+	26%
Tooling, Engineering and Other	744	678	+	10%
Total Sales	$11,562	$7,279	+	59%

External Production Sales - North America

External production sales in North America increased 97% or $2.84 billion to $5.77 billion for the six months ended June 30, 2010 compared to $2.93 billion for the six months ended June 30, 2009. This increase in production sales reflects a 71% increase in North American vehicle production volumes combined with a 15% increase in our North American average dollar content per vehicle.

Our average dollar content per vehicle grew by 15% or $126 to $964 for the six months ended June 30, 2010 compared to $838 for the six months ended June 30, 2009, primarily as a result of:

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  GM full-sized SUVs and pickups;

•                  Chevrolet Cobalt;

•                  Dodge Journey;

•                  Jeep Wrangler; and

•                  Chrysler 300 and 300C and Dodge Charger;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  the launch of new programs during or subsequent to the six months ended June 30, 2009, including the:

•                  Chevrolet Equinox and GMC Terrain; and

•                  Cadillac SRX; and

•                  the acquisition of several facilities from Meridian in the second quarter of 2009.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  Ford Escape, Mercury Mariner and Mazda Tribute;

•                  Ford F-Series; and

•                  BMW X5;

•                  programs that ended production during or subsequent to the six months ended June 30, 2009, including the:

•                  Pontiac G6, G5 and Solstice; and

•                  Saturn Vue, Sky and Aura; and

•                  net customer price concessions subsequent to the six months ended June 30, 2009.

14	Magna International Inc. Second Quarter Report 2010

External Production Sales - Europe

External production sales in Europe increased 36% or $0.9 billion to $3.5 billion for the six months ended June 30, 2010 compared to $2.6 billion for the six months ended June 30, 2009. This increase in production sales reflects a 22% increase in European vehicle production volumes combined with an 11% increase in our European average dollar content per vehicle.

Our average dollar content per vehicle grew by 11% or $52 to $513 for the six months ended June 30, 2010 compared to $461 for the six months ended June 30, 2009, primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2009, including the:

•                  Porsche Panamera;

•                  Skoda Yeti;

•                  Peugeot RCZ;

•                  Mercedes-Benz SLS;

•                  Opel Astra; and

•                  Mercedes-Benz E-Class;

•                  acquisitions completed during or subsequent to the six months ended June 30, 2009, including Cadence; and

•                  favourable production (relative to industry volumes) and/or content on certain programs, including the BMW X1.

These factors were partially offset by:

•                  unfavourable production (relative to industry volumes) and/or content on certain programs, including the:

•                  smart fortwo;

•                  BMW X3; and

•                  Volkswagen Caddy; and

•                  net customer price concessions subsequent to the six months ended June 30, 2009.

External Production Sales – Rest of World

External production sales in Rest of World increased 87% or $228 million to $490 million for the six months ended June 30, 2010 compared to $262 million for the six months ended June 30, 2009, primarily as a result of:

•                  increased production and/or content on certain programs in China, Korea, Brazil and South Africa;

•                  the launch of new programs during or subsequent to the second quarter of 2009 in China and Japan;

•                  an acquisition completed subsequent to the second quarter of 2009 in Japan; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real against the U.S. dollar.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2010	2009	Change

Complete Vehicle Assembly Sales	$1,036	$824	+	26%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Peugeot RCZ, Mercedes-Benz G-Class,
Aston Martin Rapide and Saab 9[3] Convertible	34,855	25,019
Value-Added:
Chrysler 300, Jeep Grand Cherokee and Jeep Commander	5,497	1,075
	40,352	26,094	+	55%

Complete vehicle assembly sales increased 26% or $0.2 billion to $1.0 billion for the six months ended June 30, 2010 compared to $0.8 billion for the six months ended June 30, 2009, while assembly volumes increased 55% or 14,258 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to the six months ended June 30, 2009, including the Peugeot RCZ and the Aston Martin Rapide; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and BMW X3.

These factors were partially offset by the end of production of the Saab 93 Convertible in the fourth quarter of 2009.

In addition, the Chrysler 300 and Jeep Grand Cherokee ended production in Europe during the second quarter of 2010.

Magna International Inc. Second Quarter Report 2010	15

Tooling, Engineering and Other

Tooling, engineering and other sales increased 10% or $66 million to $744 million for the six months ended June 30, 2010 compared to $678 million for the six months ended June 30, 2009.

In the six months ended June 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fiesta;

•                  MINI Cooper and Countryman;

•                  Chevrolet Silverado and GMC Sierra;

•                  BMW X3;

•                  Mercedes-Benz M-Class;

•                  Audi A8;

•                  Peugeot RCZ; and

•                  Jeep Grand Cherokee.

In the six months ended June 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper, Clubman and Countryman;

•                  Chevrolet Silverado and GMC Sierra;

•                  Cadillac SRX and Saab 9-4X;

•                  Chevrolet Equinox and GMC Terrain;

•                  BMW X3;

•                  Porsche Panamera;

•                  Buick LaCrosse;

•                  Audi Q3; and

•                  Opel/Vauxhall Astra.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the Canadian dollar against the U.S. dollar.

EBIT

	For the six months ended June 30,
	External Sales			EBIT
	2010	2009	Change	2010	2009	Change

North America	$6,083	$3,267	$2,816	$515	$(288)	$803
Europe	4,951	3,708	1,243	69	(159)	228
Rest of World	521	296	225	57	7	50
Corporate and Other	7	8	(1)	14	(21)	35
Total	$11,562	$7,279	$4,283	$655	$(461)	$1,116

Included in EBIT for the six-month periods ended June 30, 2010 and 2009 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the six months
	ended June 30,
	2010	2009

North America
Impairment charges	$—	$(75)
Restructuring charges	(24)	(6)
Curtailment gain	—	26
	(24)	(55)
Rest of World
Sale of facility	14	—
	$(10)	$(55)

16	Magna International Inc. Second Quarter Report 2010

North America

EBIT in North America increased $803 million to $515 million for the six months ended June 30, 2010 compared to a loss of $288 million for the six months ended June 30, 2009. Excluding the North American unusual items discussed in the “Unusual Items” section, the $772 million increase in EBIT was substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the six months ended June 30, 2009;

•                  lower restructuring and downsizing costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher affiliation fees paid to corporate;

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher incentive compensation;

•                  higher development and launch costs in our vehicle electrification business; and

•                  net customer price concessions subsequent to the six months ended June 30, 2009.

Europe

EBIT in Europe increased $228 million to $69 million for the six months ended June 30, 2010 compared to a loss of $159 million for the six months ended June 30, 2009 substantially due to increased margins earned on higher sales as a result of significantly higher vehicle production volumes. In addition, EBIT was positively impacted by:

•                  favourable settlement of certain commercial items;

•                  incremental margin earned related to the acquisition of Cadence;

•                  the benefit of restructuring and downsizing activities and cost saving initiatives undertaken during or subsequent to the six months ended June 30, 2009;

•                  the sale or closure of certain underperforming divisions subsequent to the six months ended June 30, 2009; and

•                  lower restructuring and downsizing costs;

•                  recovery of receivables previously provided for;

•                  lower costs incurred related to launches or for programs that have not fully ramped up production; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  employee profit sharing, as no profit sharing was recorded in 2009;

•                  higher warranty costs;

•                  higher development and launch costs in our vehicle electrification business;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher affiliation fees paid to corporate;

•                  increased commodity costs; and

•                  net customer price concessions subsequent to the second quarter of 2009.

Rest of World

EBIT in Rest of World increased $50 million to $57 million for the six months ended June 30, 2010 compared to $7 million for the six months ended June 30, 2009 primarily as a result:

•                  additional margin earned on increased production sales; and

•                  incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2009.

These factors were partially offset by higher launch costs incurred, primarily in Japan.

Corporate and Other

Corporate and Other EBIT increased $35 million to $14 million for the six months ended June 30, 2010 compared to a loss of $21 million for the six months ended June 30, 2009, primarily as a result of:

•                  an increase in affiliation fees earned from our divisions; and

•                  an increase in equity income earned.

These factors were partially offset by:

•                  increased incentive compensation; and

•                  increased stock-based compensation.

Magna International Inc. Second Quarter Report 2010	17

SUBSEQUENT EVENTS

We previously announced on May 6, 2010, that we had entered into a transaction agreement with the Stronach Trust pursuant to which holders of our Class A Subordinate Voting shares were to be given the opportunity to decide whether to eliminate Magna’s dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts we have in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business. The required majorities of holders of our Class A Subordinate Voting and Class B shares approved the proposed transaction at a special meeting of our shareholders held on July 23, 2010. The proposed transaction remains subject to: (i) approval by the Ontario Superior Court at a hearing scheduled to be held on August 12 and 13, 2010; and (ii) the satisfaction of customary closing conditions. The proposed transaction also remains subject to the risk factors set forth in Magna’s Management Information Circular/Proxy Statement dated May 31, 2010, as amended and supplemented by the Supplement dated July 8, 2010, which risk factors are incorporated by reference.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2009 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to page 35 of our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2009.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: automobile sales and light vehicle production volumes and the timing of new program launches. The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volumes and sales levels which are below forecast levels; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

18	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2010	2009	2010	2009

Sales		$6,050	$3,705	$11,562	$7,279

Costs and expenses
Cost of goods sold		5,190	3,406	9,960	6,736
Depreciation and amortization		164	181	329	350
Selling, general and administrative	7	333	275	634	577
Interest (income) expense, net		—	3	(3)	6
Equity (income) loss		(10)	2	(16)	2
Impairment charges	2	—	75	—	75
Income (loss) from operations before income taxes		373	(237)	658	(467)
Income taxes		80	(32)	142	(62)
Net income (loss)		293	(205)	516	(405)
Other comprehensive (loss) income:	10
Net unrealized (losses) gains on translation of net investment in foreign operations		(299)	228	(282)	93
Net unrealized (losses) gains on cash flow hedges		(24)	41	35	45
Reclassifications of net (gains) losses on cash flow hedges to net income (loss)		(16)	9	(16)	43
Comprehensive (loss) income		$(46)	$73	$253	$(224)

Earnings (loss) per Class A Subordinate Voting or Class B Share:
Basic		$2.62	$(1.83)	$4.61	$(3.62)
Diluted		$2.59	$(1.83)	$4.56	$(3.62)

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.18	$—	$0.18	$0.18

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic		112.2	111.7	112.1	111.7
Diluted		113.4	111.7	113.3	111.7

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
[Unaudited]
[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
		2010	2009	2010	2009

Retained earnings, beginning of period		$3,066	$3,136	$2,843	$3,357
Net income (loss)		293	(205)	516	(405)
Dividends on Class A Subordinate Voting and Class B Shares		(20)	—	(20)	(21)
Retained earnings, end of period		$3,339	$2,931	$3,339	$2,931

See accompanying notes

Magna International Inc. Second Quarter Report 2010	19

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2010	2009	2010	2009

Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$293	$(205)	$516	$(405)
Items not involving current cash flows	3	170	292	342	501
		463	87	858	96
Changes in non-cash operating assets and liabilities	3	74	(55)	(265)	(107)
Cash provided from (used for) operating activities		537	32	593	(11)

INVESTMENT ACTIVITIES
Fixed asset additions		(164)	(150)	(297)	(246)
Purchase of subsidiaries		—	(39)	(2)	(39)
Increase in investments and other assets	4	(23)	(84)	(54)	(106)
Proceeds from disposition		28	7	193	11
Cash used for investing activities		(159)	(266)	(160)	(380)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	11	23	159	31	(603)
Repayments of debt		(27)	(10)	(36)	(15)
Issues of debt		4	1	5	2
Issue of Class A Subordinate Voting Shares		2	—	9	—
Dividends		(20)	—	(20)	(21)
Cash (used for) provided from financing activities		(18)	150	(11)	(637)

Effect of exchange rate changes on cash and cash equivalents		(73)	65	(61)	—

Net increase (decrease) in cash and cash equivalents during the period		287	(19)	361	(1,028)
Cash and cash equivalents, beginning of period		1,408	1,748	1,334	2,757
Cash and cash equivalents, end of period		$1,695	$1,729	$1,695	$1,729

See accompanying notes

20	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2010	2009

ASSETS
Current assets
Cash and cash equivalents	3	$1,695	$1,334
Accounts receivable		3,924	3,062
Inventories		1,800	1,721
Income taxes receivable		—	50
Prepaid expenses and other		154	136
		7,573	6,303

Investments	12	231	238
Fixed assets, net		3,562	3,811
Goodwill	2	1,080	1,132
Future tax assets		163	168
Other assets	4	482	651
		$13,091	$12,303

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$67	$48
Accounts payable		3,319	3,001
Accrued salaries and wages		452	372
Other accrued liabilities	5	1,012	862
Income taxes payable		44	—
Long-term debt due within one year		11	16
		4,905	4,299

Deferred revenue		16	19
Long-term debt		73	115
Other long-term liabilities	6	342	369
Future tax liabilities		140	141
		5,476	4,943

Shareholders’ equity
Capital stock	8
Class A Subordinate Voting Shares
[issued: 112,088,103; December 31, 2009 – 111,933,031]		3,630	3,613
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 726,829]		—	—
Contributed surplus	9	68	63
Retained earnings		3,339	2,843
Accumulated other comprehensive income	10	578	841
		7,615	7,360
		$13,091	$12,303

See accompanying notes

Magna International Inc. Second Quarter Report 2010	21

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and notes included in the Company’s 2009 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2009 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2010 and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2010 and 2009.

Seasonality

Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately 2 weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.     RESTRUCTURING AND IMPAIRMENT CHARGES

[a]   For the six months ended June 30, 2010

During the second quarter of 2010, the Company recorded restructuring and rationalization costs of $21 million [$18 million after tax] in costs of goods sold and $3 million [$3 million after tax] in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in the United States.

[b]   For the six months ended June 30, 2009

During the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility’s cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at its Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

The goodwill impairment charge was calculated by determining the implied fair value of goodwill in the same manner as if the Company had acquired the reporting unit as at June 30, 2009.

During the second quarter of 2009, the Company recorded restructuring costs of $6 million [$6 million after tax] in costs of goods sold related to the planned closure of this powertrain systems facility.

22	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]   Cash and cash equivalents:

	June 30,	December 31,
	2010	2009

Bank term deposits, bankers acceptances and government paper	$1,383	$852
Cash	237	409
Cash in joint ventures	75	73
	$1,695	$1,334

[b]   Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Depreciation and amortization	$164	$181	$329	$350
Impairment charges	—	75	—	75
Amortization of other assets included in cost of goods sold	14	23	29	43
Other non-cash charges	(1)	20	4	32
Amortization of employee wage buydown [note 4]	4	6	9	12
Future income taxes and non-cash portion of current taxes	(1)	11	(13)	13
Equity (income) loss	(10)	2	(16)	2
Curtailment gain [note 6]	—	(26)	—	(26)
	$170	$292	$342	$501

[c]   Changes in non-cash operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Accounts receivable	$(279)	$192	$(1,039)	$426
Inventories	(64)	(25)	(183)	11
Income taxes payable (receivable)	49	(24)	113	(87)
Prepaid expenses and other	—	3	(13)	1
Accounts payable	287	(97)	530	(331)
Accrued salaries and wages	30	(96)	110	(67)
Other accrued liabilities	51	(3)	220	(49)
Deferred revenue	—	(5)	(3)	(11)
	$74	$(55)	$(265)	$(107)

Magna International Inc. Second Quarter Report 2010	23

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.     OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2010	2009

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$330	$433
Long-term receivables	20	50
Patents and licences, net	16	20
Employee wage buydown, net	16	25
Other, net	100	123
	$482	$651

5.     WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2010	2009

Balance, beginning of period	$75	$75
Expense, net	10	5
Settlements	(4)	(10)
Foreign exchange and other	(2)	(2)
Balance, March 31	79	68
Expense (income), net	11	(1)
Settlements	(19)	(6)
Foreign exchange and other	(4)	4
Balance, June 30	$67	$65

6.     EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Defined benefit pension plan and other	$3	$3	$7	$6
Termination and long service arrangements	6	8	12	16
Retirement medical benefits plan [a]	—	(25)	—	(22)
	$9	$(14)	$19	$—

[a]   During the three months ended June 30, 2009, the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 would no longer participate in the plan. The amendment reduced service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the three-month period ended June 30, 2009.

24	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.     STOCK-BASED COMPENSATION

[a]   Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2010			2009
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	3,575,272	68.51	2,494,272	2,746,145	82.01	2,724,145
Granted	2,525,000	60.00	—	1,075,000	33.09	—
Exercised	(204,462)	45.04	(204,462)	—	—	—
Cancelled	(25,500)	73.27	(25,500)	(1,085)	68.55	(1,085)
Vested	—	—	358,333	—	—	2,000
March 31	5,870,310	65.65	2,622,643	3,820,060	68.25	2,725,060
Granted	35,000	71.96	—	—	—	—
Exercised	(48,590)	51.72	(48,590)	—	—	—
Cancelled	(6,906)	87.44	(6,906)	(14,359)	79.16	(4,359)
Vested	—	—	1,000	—	—	1,000
June 30	5,849,814	65.77	2,568,147	3,805,701	68.20	2,721,701

(i)   The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009

Risk free interest rate	2.55%	—	2.34%	1.66%
Expected dividend yield	2.00%	—	2.00%	2.05%
Expected volatility	35%	—	35%	31%
Expected time until exercise	4.5 years	—	4.5 years	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$ 19.62	$ —	$ 16.22	$ 7.20

Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2010 was $7 million [2009 - $1 million], and $10 million [2009 - $1 million], respectively.

Magna International Inc. Second Quarter Report 2010	25

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.     STOCK-BASED COMPENSATION (CONTINUED)

[b]   Long-term retention program

Information about the Company’s long-term retention program is as follows [number of shares in table below are expressed in whole numbers]:

	June 30,
	2010	2009

Class A Subordinate Voting Shares awarded and not released	626,499	685,989

Reduction in stated value of Class A Subordinate Voting Shares	$ 39	$ 45

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$ 27	$ 32

Compensation expense recorded in selling, general and administrative expenses during the three and six month periods ended June 30, 2010 was $1 million [2009 - $2 million], and $3 million [2009 - $4 million], respectively.

8.     CAPITAL STOCK

[a]   Changes in Class A Subordinate Voting Shares for the three-month and six-month periods ended June 30, 2010 consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Subordinate Voting
	Number of	Stated
	shares	value

Issued and outstanding at December 31, 2009	111,933,031	$ 3,613
Release of restricted stock	—	6
Repurchase and cancellation	(100,000)	—
Issued under the Incentive Stock Option Plan	204,462	8
Issued and outstanding at March 31, 2010	112,037,493	3,627
Issued under the Incentive Stock Option Plan	48,590	3
Issued under the Dividend Reinvestment Plan	2,020	—
Issued and outstanding at June 30, 2010	112,088,103	$ 3,630

[b]   The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 5, 2010 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,825,271
Stock options (i)	5,839,475
118,664,746

(i)   Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

26	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              CONTRIBUTED SURPLUS

Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

	2010	2009

Balance, beginning of period	$63	$67
Stock-based compensation expense	5	2
Release of restricted stock	(6)	(6)
Stock options exercised	(1)	—
Balance, March 31	61	63
Stock-based compensation expense	8	3
Stock options exercised	(1)	—
Balance, June 30	$68	$66

10.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2010	2009

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$854	$447
Net unrealized gains (losses) on translation of net investment in foreign operations	17	(135)
Balance, March 31	871	312
Net unrealized (losses) gains on translation of net investment in foreign operations	(299)	228
Balance, June 30	572	540

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	(13)	(113)
Net unrealized gains on cash flow hedges	59	4
Reclassifications of net losses on cash flow hedges to net loss	—	34
Balance, March 31	46	(75)
Net unrealized (losses) gains on cash flow hedges	(24)	41
Reclassifications of net (gains) losses on cash flow hedges to net income (loss)	(16)	9
Balance, June 30	6	(25)
Total accumulated other comprehensive income	$578	$515

(i)      The amount of income tax (expense) benefit that has been netted in the amounts above is as follows:

	2010	2009

Balance, beginning of period	$(2)	$48
Net unrealized gains on cash flow hedges	(14)	(4)
Reclassifications of net gains (losses) on cash flow hedges to net income (loss)	2	(15)
Balance, March 31	$(14)	$29
Net unrealized (losses) gains on cash flow hedges	9	(9)
Reclassifications of net gains (losses) on cash flow hedges to net income (loss)	4	(3)
Balance, June 30	$(1)	$17

The amount of other comprehensive income that is expected to be reclassified to net income (loss) over the next 12 months is $9 million [net of income tax benefit of $1 million].

Magna International Inc. Second Quarter Report 2010	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the consolidated balance sheets. Total capitalization includes debt and all components of shareholders’ equity.

The Company’s capitalization and debt to total capitalization is as follows:

	June 30,	December 31,
	2010	2009

Liabilities
Bank indebtedness	$67	$48
Long-term debt due within one year	11	16
Long-term debt	73	115
	151	179
Shareholders’ equity	7,615	7,360
Total capitalization	$7,766	$7,539

Debt to total capitalization	1.9%	2.4%

28	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS

[a]    The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2010	2009

Held for trading
Cash and cash equivalents	$1,695	$1,334
Investment in ABCP	79	85
	$1,774	$1,419

Held to maturity investments
Severance investments	$4	$7

Loans and receivables
Accounts receivable	$3,924	$3,062
Long-term receivables included in other assets	20	50
Income taxes receivable	—	50
	$3,944	$3,162

Other financial liabilities
Bank indebtedness	$67	$48
Long-term debt (including portion due within one year)	84	131
Accounts payable	3,319	3,001
Accrued salaries and wages	452	372
Other accrued liabilities	1,012	862
Income taxes payable	44	—
	$4,978	$4,414

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaids expenses	$55	$49
Other assets	29	14
Other accrued liabilities	(40)	(42)
Other long-term liabilities	(22)	(29)
	22	(8)
Natural gas contracts
Other accrued liabilities	(5)	(5)
Other long-term liabilities	(5)	(3)
	(10)	(8)
	$12	$(16)

Magna International Inc. Second Quarter Report 2010	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

[b]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, income taxes receivable, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2010, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$127 million [December 31, 2009 - Cdn$134 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2009 - Cdn$88 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $11 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

[c]     Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six months ended June 30, 2010, sales to the Company’s six largest customers represented 80% and 81% of the Company’s total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

30	Magna International Inc. Second Quarter Report 2010

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       FINANCIAL INSTRUMENTS (CONTINUED)

[d]   Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at June 30, 2010, the net foreign exchange exposure was not material.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

13.       SEGMENTED INFORMATION

	Three months ended				Three months ended
	June 30, 2010				June 30, 2009
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$1,394	$1,290		$623	$663	$584		$654
United States	1,477	1,335		693	751	715		720
Mexico	606	583		350	223	203		376
Eliminations	(231)	—		—	(111)	—		—
	3,246	3,208	$261	1,666	1,526	1,502	$(199)	1,750

Europe
Euroland	2,066	2,024		902	1,633	1,603		1,077
Great Britain	203	202		59	168	168		70
Other European countries	354	333		418	277	250		324
Eliminations	(35)	—		—	(41)	—		—
	2,588	2,559	75	1,379	2,037	2,021	(40)	1,471
Rest of World	297	278	28	180	190	175	8	176
Corporate and Other	(81)	5	9	337	(48)	7	(3)	324
Total reportable segments	$6,050	$6,050	$373	3,562	$3,705	$3,705	$(234)	3,721
Current assets				7,573				6,134
Investments, goodwill and other assets				1,956				2,120
Consolidated total assets				$13,091				$11,975

Magna International Inc. Second Quarter Report 2010	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       SEGMENTED INFORMATION (CONTINUED)

	Six months ended				Six months ended
	June 30, 2010				June 30, 2009
				Fixed				Fixed
	Total	External		assets,	Total	External		assets,
	sales	sales	EBIT (i)	net	sales	sales	EBIT (i)	net

North America
Canada	$2,727	$2,509		$623	$1,386	$1,239		$654
United States	2,749	2,517		693	1,653	1,579		720
Mexico	1,134	1,057		350	498	449		376
Eliminations	(451)	—		—	(229)	—		—
	6,159	6,083	$515	1,666	3,308	3,267	$(288)	1,750

Europe
Euroland	3,960	3,881		902	3,074	3,014		1,077
Great Britain	406	406		59	310	310		70
Other European countries	713	664		418	438	384		324
Eliminations	(72)	—		—	(81)	—		—
	5,007	4,951	69	1,379	3,741	3,708	(159)	1,471
Rest of World	554	521	57	180	320	296	7	176
Corporate and Other	(158)	7	14	337	(90)	8	(21)	324
Total reportable segments	$11,562	$11,562	$655	3,562	$7,279	$7,279	$(461)	3,721
Current assets				7,573				6,134
Investments, goodwill and other assets				1,956				2,120
Consolidated total assets				$13,091				$11,975

(i) EBIT represents operating income from operations before income taxes and interest (income) expense, net.

14.       SUBSEQUENT EVENTS

The Company previously announced on May 6, 2010, that it had entered into a transaction agreement with the Stronach Trust pursuant to which holders of Magna’s Class A Subordinate Voting shares were to be given the opportunity to decide whether to eliminate the dual class share capital structure. The proposed transaction would also: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts Magna has in place with Frank Stronach and his affiliated entities; and (ii) establish a joint venture with the Stronach group to jointly continue to pursue opportunities in the vehicle electrification business. The required majorities of holders of the Company’s Class A Subordinate Voting and Class B shares approved the proposed transaction at a special meeting of the Company’s shareholders held on July 23, 2010. The proposed transaction remains subject to: (i) approval by the Ontario Superior Court at a hearing scheduled to be held on August 12 and 13, 2010; and (ii) the satisfaction of customary closing conditions. The proposed transaction also remains subject to the risk factors set forth in Magna’s Management Information Circular/Proxy Statement dated May 31, 2010, as amended and supplemented by the Supplement dated July 8, 2010, which risk factors are incorporated by reference.

15.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

32	Magna International Inc. First Quarter Report 2010

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Class A Subordinate Voting Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States – Class A Subordinate Voting Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares

Toronto Stock Exchange	MG.A
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2009 Annual Report

Copies of the 2009 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.